MIM

File No. 82-173

03 MAR 11 AM 7:21

03007275

6 March 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

dlw 3/11

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426* *Website www.mim.com.au*

MIM

Information Release

6 March, 2003

MIM TO DEVELOP ROLLESTON COAL MINE

MIM will proceed with the development of the Rolleston open cut thermal coal mine in central Queensland.

Announcing the decision today, MIM Managing Director Vince Gauci said that work on long lead items would begin immediately, with the major development work to commence once the mining lease and other outstanding regulatory approvals are granted over the coming months.

"Rolleston will be a long life, low cost mine that will provide strong returns even during times of low coal prices. An important component of MIM's coal growth strategy, Rolleston will deliver significant increases to MIM's earnings," he said.

"The projected rate of return from the Rolleston project comfortably exceeds MIM's investment hurdle rate of 12.5% real after tax, even in scenarios of extremely low Australian dollar prices for thermal coal.

"The large scale mining operation is scheduled to begin in the second half of calendar 2004. Production will ramp up over three years - to 6 million tonnes per annum (mtpa) with one dragline and advance to 8 mtpa following the introduction of a second dragline in financial year 2006/7. Although the project infrastructure has been scaled to operate at the 8 mtpa rate, it is readily expandable beyond that.

"Due to the low strip ratio and the fact that the low ash content coal does not require washing, the new mine will be a very low cost producer sitting in the lowest quartile of the cost curve of all suppliers to the Asia Pacific region.

"Current Reserves will enable production for more than 20 years at an 8 mtpa rate and are defined within a total Identified Coal Resource of 600 million tonnes.

"The capital cost of the mine is estimated to be $175 million for the initial 6 mtpa development with a further $75 million when the second dragline and associated mining equipment are introduced. The initial capital includes approximately $40 million for the mobile mining fleet, which may be sourced via leasing or equipment hire to provide flexibility as the production rate increases.

"The company's decision follows a 17-month staged feasibility study the final stages of which established customer satisfaction with the coal and secured competitive transport costs.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au

"Large scale combustion trials of 250 000 tonnes in power stations in Australia, Korea, Hong Kong and Japan ensured wide ranging market acceptance in different boiler designs and operating configurations. The tests confirmed the good combustion properties and attractive environmental characteristics of Rolleston coal. Rolleston will rank as the lowest ash content of any large-scale Australian export thermal coal, thereby minimising ash disposal costs for customers, while the suitability of the boiler by-product ash for cement manufacture enhances the value of the coal.

"A competitive tender process was used to secure the lowest cost solution for the construction of a public access rail line from the mine to the existing network at Blackwater (estimated cost of $200 million) and for the provision of coal haulage services. At the conclusion of this process, Queensland Rail was selected as the preferred tenderer. MIM will provide securities to Queensland Rail to cover the capital portion of the contract and documentation is expected to be finalised within a few weeks.

"Rolleston is being developed with a view to supplying the international market for seaborne traded thermal coal which is the world's fastest growing bulk commodity, Asia Pacific volumes having increased 60% in the last five years. While there will be short term price fluctuations, the long life, low cost Rolleston mine will deliver superior returns across the cycles.

"The decision to develop the Rolleston mine is a major milestone for MIM. Following recent and continuing expansions of our existing coal operations, this sets the direction for significant additional growth for the company's coal business in the southern Bowen Basin and northern Surat Basin. The Rolleston mine is conceived as the first stage of MIM's Gladstone Thermal Coal Project for the production of up to 20 mtpa within the next decade, to be drawn from Rolleston (in the Bowen Basin) and the proposed Wandoan mine (in the Surat Basin) which is now in the pre-feasibility study phase," Mr Gauci said.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380

FACT SHEET

Location

The new Rolleston thermal coal mine is located in the south-west of the Bowen Basin, 16 kilometres west of the town of Rolleston and 275 kilometres due west of the established coal port at Gladstone from which the Rolleston coal will be exported.

Reserves and Resources

MIM has total estimated Identified Coal Resources of 600 million tonnes in its Rolleston tenements including 173 million tonnes of Recoverable Coal Reserves.

Coal qualities

Rolleston is a low ash coal (7.5% in combustion trials) with an energy rating of 5730 kcal/kg on a net as received basis. Rolleston coal has moderate sulphur levels and produces low NOx emissions upon combustion.

Timing

A development pit has already produced almost 250 000 tonnes of coal for combustion trials. Prior to commencement of commercial production, a second pit will be developed to provide approximately 300 000 to 350 000 tonnes to meet demand from additional power stations to further develop the market. Production is scheduled to begin in the second half of calendar 2004.

Mining

The mine will be an open cut operation with a low product coal strip ratio. Two large second hand draglines will remove overburden. The very low ash content of Rolleston coal enables it to be exported raw, eliminating the need for a wash plant and minimising the water requirement of the operation.

Economic benefits

The Rolleston project will create significant economic value for Queensland with in excess of $6 billion in export revenues to be generated over a 20-year period.

The project will broaden economic activity in the Bauhinia Shire which is predominantly farm-based and has not benefited by the growth created by mining in some neighbouring shires. It is estimated that the project will create long term direct employment growth of 143 jobs with a further flow-on effect of another 99 jobs in the region. Significant additional employment will be generated during construction. A $1.8 million MIM assistance package for the Shire and other local groups was announced in January. As a result of the mine development, improvements to the Rolleston region's infrastructure will include the new multi-user railway line and an upgraded, more secure electricity supply.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au